April 25, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:	InspireMD, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 25, 2012
File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 7 to Form S-1 (“Amendment No. 7”), marked to show changes from Amendment No. 6 to Form S-1 filed by the Company on March 20, 2012.  Amendment No. 7 was filed in order to (i) update certain disclosures, (ii) include an updated legality opinion from Haynes and Boone, LLP and (iii) include an updated consent of independent registered public accounting firm from Kesselman & Kesselman.

Please direct any questions or comments concerning this letter to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989